FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Announces Early Tender Results and Pricing for Delhaize America Debt Tender Offer

BRUSSELS, Belgium – June 13, 2007—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that its subsidiary Delhaize America, Inc. has determined that upon consummation of its debt tender offer it will pay holders who validly tendered and did not validly withdraw their debt securities at or prior to 5:00 p.m., New York City time, on June 12, 2007 the total consideration of USD 1,085.70 for each USD 1,000 principal amount of its 8.125% notes due 2011 accepted for purchase, USD 1,225.64 for each USD 1,000 principal amount of its 9.000% debentures due 2031 accepted for purchase and USD 1,107.75 for each USD 1,000 principal amount of its 8.050% notes due 2027 accepted for purchase, plus, in each case accrued and unpaid interest up to, but not including, the settlement date.

Early Tender Results

On May 30, 2007, Delhaize Group announced a tender offer by its subsidiary Delhaize America, Inc. to purchase up to USD 1.1 billion (the “Tender Cap”) in aggregate principal amount of its outstanding 8.125% notes due 2011, 9.000% debentures due 2031, and 8.050% notes due 2027 (together, the “Debt Securities”). Delhaize Group announced today that as of June 12, 2007, 5:00 p.m., New York City time (the “Early Tender Time” and “Withdrawal Deadline”), an aggregate principal amount of USD 1,810,426,000 of the Debt Securities had been validly tendered and not validly withdrawn. Tendered Debt Securities may not be withdrawn after the Withdrawal Deadline.

The table below sets forth more fully the amount of Debt Securities validly tendered and not validly withdrawn as of the Withdrawal Deadline. Because the aggregate principal amount of the 8.125% notes due 2011 and 9.000% debentures due 2031 validly tendered and not validly withdrawn on or before the Withdrawal Deadline exceeded the Tender Cap, Delhaize Group will not purchase any of the 8.050% notes due 2027 in the offer. Debt Securities of this series that have been tendered will be returned promptly to tendering holders.

CUSIP No.	Title of Security	Principal Amount Outstanding	Acceptance Priority Level	Principal Amount of Securities Tendered

246688AE5 246688AC9 U24627AC2	8.125% Notes due 2011	USD 1,100,000,000	1	USD 1,049,556,000

246688AF2 246688AB1	9.000% Debentures due 2031	USD 855,000,000	2	USD 655,602,000

344775AC5	8.050% Notes due 2027	USD 126,025,000	3	USD 105,268,000

Pricing

Holders who have validly tendered and have not validly withdrawn their Debt Securities at or prior to the Early Tender Time will be eligible to receive the applicable Total Consideration (as defined below), plus accrued and unpaid interest up to, but not including, the settlement date.

The total consideration, which includes an early tender premium of USD 40 per USD 1,000 principal amount tendered (the “Early Tender Premium”), has been determined for each series of Debt Securities by reference to the applicable fixed spread over the applicable reference yield based on the bid-side price of the applicable Reference U.S. Treasury Security, as calculated by the Dealer Managers at 11:00 a.m. New York City time on June 12, 2007 (the “Total Consideration”). The formula for determining the Total Consideration is set forth in Appendix I of the Offer to Purchase. The Total Consideration and the applicable reference yields are detailed in the table below.

CUSIP No.	Title of Security	Principal Amount Outstanding	Reference U.S. Treasury Security	Reference Yield	Fixed Spread (basis points)	Total Consideration (including Early Tender Premium) (1)

246688AE5 246688AC9 U24627AC2	8.125% Notes due 2011	USD 1,100,000,000	4.75% UST due March 31, 2011	5.085%	+50	USD 1,085.70

246688AF2 246688AB1	9.000% Debentures due 2031	USD 855,000,000	4.50% UST due February 15, 2036	5.332%	+170	USD 1,225.64

344775AC5	8.050% Notes due 2027	USD 126,025,000	4.50% UST due February 15, 2036	5.332%	+170	USD 1,107.75

(1)	Per USD 1,000 principal amount

Holders who validly tender and do not validly withdraw their Debt Securities after the Early Tender Time but at or prior to midnight, New York City time, on Tuesday, June 26, 2007 unless extended (the “Expiration Time”) will be eligible to receive the applicable Total Consideration minus the Early Tender Premium (the “Tender Offer Consideration”), plus accrued and unpaid interest up to, but not including, the settlement date.

The amount of each series of Debt Securities to be purchased will be determined based on the Tender Cap, the order of priority set forth in the first table above, and the aggregate principal amount of each series of Debt Securities tendered before the Expiration Time. Settlement of the offer is expected to occur two business days following the Expiration Time.

The terms and conditions of the tender offer are set forth in the Offer to Purchase dated May 30, 2007 and the accompanying Letter of Transmittal.

Additional Information

Banc of America Securities LLC and Merrill Lynch & Co. are the Dealer Managers for the tender offer. Global Bondholders Services Corporation is the Information Agent and the Depositary.

Any questions regarding procedures for tendering notes or requests for additional copies of the Offer to Purchase or the Letter of Transmittal should be directed to the Information Agent (telephone number: Banks and Brokers, Call: +1 (212) 430-3774, All Others Call Toll-Free (U.S.): (866) 807-2200). Any questions regarding the terms of the Offer should be directed to the Dealer Managers (Banc of America Securities LLC Toll-Free (U.S.): (866) 475-9886 Collect: +1 (704) 386-3244 or +44 (20) 7174 4313, or Merrill Lynch & Co. Toll-Free (U.S.): (888) 654-8637 Collect: +1 (212) 449-4914 or +44 (20) 7995 3715).

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of March 2007, Delhaize Group’s sales network consisted of 2,717 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues and EUR 351.9 million (USD 441.8 million) in net profit. At the end of 2006, Delhaize Group employed approximately 142,500 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Disclaimers

This announcement does not constitute, or form part of, any solicitation of any offer or invitation to buy or sell any securities or any offer of securities, in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis or be relied on in connection with any contract therefore. No action has been or will be taken in any jurisdiction in relation to such tender offer that would permit a public offer in any jurisdiction. No indications of interest in the solicitation of offers to sell or to subscribe for securities are sought by this announcement.

The tender offer referred to in this announcement is not made to, and any offers will not be accepted from, or on behalf of, holders of notes in any jurisdiction in which the making of such tender offer will not be in compliance with the laws and regulations of such jurisdiction. Persons into whose possession this announcement, the Offer to Purchase

(referred to above) or any other materials relating to such tender offer or any other securities referred to above comes are required to inform themselves about, and to observe, any such restrictions.

The tender offer is made only by the Offer to Purchase and the information in this press release is qualified by reference to the Offer to Purchase and accompanying Letter of Transmittal.

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by each of Delhaize Group, Delhaize America Inc. and the Dealer Managers to inform themselves about, and to observe, any such restrictions.

United Kingdom

This announcement, the Offer to Purchase and any other offer material relating to the tender offer are each a communication falling within section 21(1) of the UK Financial Services and Markets Act 2000 having the benefit of an exemption to the applicable restrictions regarding financial promotion pursuant to Articles 19 and 43 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and are, therefore, only made to, or directed at, persons falling within those articles of the Order and any other persons to whom this announcement, the Offer to Purchase and such other offer material can otherwise be lawfully communicated (together being referred to as “relevant persons” in this paragraph), and must not be acted on or relied upon by persons other than relevant persons. Any investment activity referred to in this announcement, the Offer to Purchase or such other offer material are available only to relevant persons and will be engaged in only with relevant persons.

Belgium

The tender offer is not being made, directly or indirectly, in Belgium and has not been submitted to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) pursuant to applicable Belgian laws and regulations.

Italy

The tender offer is not being made, directly or indirectly, in the Republic of Italy and has not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to applicable Italian laws and regulations. Accordingly, holders of notes are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy, the tender offer is not available to them and they may not tender Notes and, as such, any letters of transmittal received from such persons shall be ineffective and void. Neither this announcement nor any offering material relating to the tender offer may be distributed or made available in the Republic of Italy.

General

The Dealer Managers and the Delhaize Group (or their directors, employees or affiliates) make no representations or recommendations whatsoever regarding this announcement, the Offer to Purchase, the tender offer or other offer material relating thereto.

None of the Delhaize Group (or any member thereof) or the Dealer Managers makes any recommendation as to whether or not holders of notes should participate in the tender offer.

Delhaize Group accepts responsibility for the information contained in this announcement.

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about payment for tendered debt securities, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, satisfaction or waiver of the conditions of the tender offer specified in the Offer to Purchase dated May 30, 2007, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: June 13, 2007
	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President